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                                   PROSPECTUS

                         406,842 Shares of Common Stock

                               ------------------

                     UNIVERSAL AUTOMOTIVE INDUSTRIES, INC.

         This Prospectus relates to the offer and sale of up to 406,842 shares (the "Shares") of Common Stock, all of Shares which may be sold from time to time by the selling shareholders described herein (the "Selling Shareholders"). We issued warrants (the "Warrants") to purchase 50,000 shares to a consultant and warrants to purchase 50,000 shares to a securities broker-dealer as partial compensation for their services. None of these Warrants have been exercised yet; however we granted registration rights to the Warrantholders and this Prospectus relates, in part, to the resale of all 100,000 shares which will be held by certain Selling Shareholders after these Warrants are exercised. All of the Warrants are restricted as to transfer and there is no market for the Warrants. We issued 20,000 Shares to MJB Enterprises, Inc. ("MJB") pursuant to an agreement to sell certain replacement automotive parts to us, 51,546 Shares to Total Brake Industries (USA) Ltd. ("Total") pursuant to an agreement to satisfy the remaining indebtedness which we owed Total in connection with our purchase of Total's assets and an aggregate of 235,296 shares to TLC International Inc. ("TLC"), Xianghe Zichen Casting Co. Ltd. ("Xianghe") and Beijing Xinchangyuan Automotive Fittings Co. Ltd. ("Beijing") in partial payment of indebtedness which we owed to these parties.

         Our Common Stock is included for quotation on the Nasdaq SmallCap Market under the symbol UVSL and is listed for trading on the Chicago Stock Exchange under the symbol UVS. On August 6, 2001, the last reported bid price for our Common Stock on the Nasdaq SmallCap Market was $2.00.

         We will not receive any of any of the proceeds of the Shares sold by the Selling Shareholders.

         The Selling Shareholders and certain persons who purchase Common Stock from the Selling Shareholders may be deemed "Underwriters," as that term is defined in the Securities Act of 1933, as amended (the "Securities Act"). The shares may be offered by the Selling Shareholders in one or more transactions on the Nasdaq SmallCap Market, the Chicago Stock Exchange or in negotiated transactions or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Shares may be sold by the Selling Shareholders either (i) to a broker or dealer as principal for resale by such broker or dealer for its account pursuant to this Prospectus (e.g., in transactions with a "market maker") or (ii) in brokerage transactions, including transactions in which the broker solicits purchasers.

         WE WILL PAY SUBSTANTIALLY ALL OTHER EXPENSES OF THIS OFFERING (INCLUDING THE EXPENSE OF PREPARING AND DUPLICATING THIS PROSPECTUS AND THE REGISTRATION STATEMENT OF WHICH IT IS A PART).

         Please review the "Risk Factors" beginning on page 8 before you purchase Shares in our Company from the Selling Shareholders.


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     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
  COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                               A CRIMINAL OFFENSE.


                 The date of this Prospectus is August 27, 2001



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                       DOCUMENTS INCORPORATED BY REFERENCE

         We are incorporating in this Prospectus by reference the following documents which we filed with the U.S. Securities and Exchange Commission:

         1.    Our Annual Report on Form 10-K for the year ended December 31,
               2000.

         2. Our Registration Statement on Form 8-A filed on December 5, 1994, including all amendments thereto.

         3. Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.

         4. Our proxy statement for our Annual Meeting of Stockholders dated May 3, 2001.

         5. All documents that we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this Prospectus and prior to the termination of the offer made by this Prospectus are incorporated by reference in this Prospectus and made a part hereof from the date of our filing of these documents.

         Any statements contained in a document incorporated by reference shall be deemed to be modified or superseded to the extent that a statement contained herein or in any subsequently filed document which is also incorporated by reference modifies or supersedes such statements. Any such statement so modified or superseded shall constitute part of this Prospectus.

         THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED OR DELIVERED WITH THIS PROSPECTUS. THESE DOCUMENTS (EXCEPT ANY EXHIBITS TO THEM) ARE AVAILABLE WITHOUT CHARGE FROM US UPON WRITTEN OR ORAL REQUEST BY ANY PERSON WHO RECEIVES THIS PROSPECTUS. REQUESTS TO OBTAIN SUCH DOCUMENTS SHOULD BE DIRECTED TO US AT 11859 SOUTH CENTRAL AVENUE, ALSIP, ILLINOIS 60803 (708) 293-4050.

                               ------------------

         Some of the statements included in this Prospectus may be considered to be "forward looking statements" since such statements relate to matters which have not yet occurred. For example, phrases such as "we anticipate," "believe" or "expect" indicate that it is possible that the event anticipated, believed or expected may not occur. Should such event not occur, then the result which we expected also may not occur or occur in a different manner, which may be more or less favorable to us. We do not undertake any obligation to publicly release the result of any revisions to these forward looking statements that may be made to reflect any future events or circumstances.

         Readers should carefully review the items included under the subsection Risk Factors, as they relate to forward looking statements, as actual results could differ materially from those projected in the forward looking statement.



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                                   THE COMPANY

         We are a manufacturer and distributor of brake rotors, drums, disc brake pads, non-asbestos disc brake pads, relined brake shoes, brake lining and hydraulic parts for the automotive aftermarket. We market approximately 50% of our product under our UBP trademark (Universal Brake Parts) and the balance under our customers' private labels. Our valued customers include traditional aftermarket distributors, national and regional auto parts retailers as well as national parts and service providers. Many of our "value line" competitors specialize in only one category of brake parts. By offering a full line of "value line" brake products, we believe that we have an advantage over those competitors offering "value line" products in fewer brake part categories in light of the industry trend to consolidate the number of suppliers.

         We also market a premium line of brake rotors and friction products under our Ultimate trademark. We designed the Ultimate product line to compete at the high end of the market by providing exceptional quality and features at slightly lower prices than the established premium brands. The Ultimate product line, since its launch in 1997, has experienced double digit growth. All the friction products and the majority of the rotors in the Ultimate line are manufactured at our manufacturing facilities.

         Our principal executive offices are located at 11859 South Central Avenue, Alsip, Illinois 60803, and our telephone number is (708) 293-4050. Unless the context otherwise requires, the term "we" includes Universal Automotive, Inc. and our direct and indirect subsidiaries, including our predecessor, Universal Automotive, Inc.

         Our manufacturing assets have grown significantly over the past four years reflecting our overall marketshare growth and business philosophy. Management believes that in order to satisfy the marketplace request for maximum value, we must have the flexibility to manufacture or source product especially for brake drum and rotor products. The U.S. friction aftermarket is primarily dominated by U.S. based friction manufacturers. Overseas friction manufacturers have secured less than 5% marketshare. We are one of four U.S. based aftermarket disc brake rotor and drum manufacturers. In 2001, we moved our Laredo, Texas rotor finishing facility to Cuba, Missouri to gain cost benefits from being closer to our raw casting supplier. In 1998 we had 79,000 square feet under one roof dedicated to friction manufacturing. Today we have 157,000 square feet dedicated to friction manufacturing. Our Canadian facility achieved ISO9001:1994 Quality System Standard in 1999. We research, develop and produce friction products at our Toronto, Canada and Walkerton, Virginia manufacturing plants. Our plants only manufacture non-asbestos friction products.

         We also conduct a wholesale "commodities" business from our headquarters in Alsip, Illinois, purchasing certain automotive replacement parts and maintenance items in large volume, at favorable prices, and reselling such products at slightly higher prices. Our commodity business has grown steadily, with annual revenues in excess of $4 million.

         In December 1999, we formed a new subsidiary company named eParts eXchange, Inc. ("EPX"). EPX built and ran a business-to-business e-commerce Internet platform (www.goepx.com) for worldwide buyers and sellers of automotive aftermarket parts focusing on the commodity, surplus and international trade segments. In June 2000, we completed the funding EPX through the sale of preferred shares of EPX to a limited number of purchasers, with conversion rights into our Common Stock. In August 2000 the EPS web site was activated. We determined in January 2001, that we were better served by redirecting the efforts



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of the EPX team to augment the sales and marketing of UBP products. During 2001, we closed the website and remaining employees were permanently reassigned to our distribution business.

         The following chart illustrates our significant growth in sales of brake rotors and other brake parts.



                                                        REVENUE
                                                 Actual ($000's except)
                                       -----------------------------------------
                                        1996     1997     1998     1999     2000
                                        ----     ----     ----     ----     ----
Revenue:
         Brake - US                    $36.0    $42.0    $44.5    $55.2    $65.4
         Non Brake                      14.9      6.2      5.2      6.4      4.6

         Total - Normalized            $50.9    $48.2    $49.7    $61.6    $70.0

         Non-Recurring Canadian          6.1      7.6      8.6      6.1     Sold
         Distribution

         Since 1996, the year that we liquidated the non-brake parts warehouse distributor business, we have operated exclusively in the brake segment of the automotive aftermarket except for our commodity operation. We currently market our UBP Universal Brake Parts line to warehouse distributors, mass market retailers, speciality, "under-the-car" distributors and national franchise and chain installers located throughout the United States, principally through our salespeople, independent sales representatives and telemarketing. We have been named a primary private label brake rotor, drum and friction supplier to several national buying groups.

         In October 1995, we acquired the assets of Csepel Iron Foundry Works, a producer of high quality gray iron and ductile iron casting products, located in Budapest, Hungary. In December 1999, we decided to exit the foundry business. In the 1999 financial statements, we wrote down the carrying value of the foundry property to its estimated net realizable value and have provided a reserve for estimated costs to dispose and estimated losses of the foundry until it is disposed or liquidated. We are marketing the foundry for sale and, should that effort not be successful, then discontinue all operations at the Hungarian foundry. We continue to operate the foundry pending sale in order to maximize net disposition value, subject to the understanding that we will not commit substantial resources to continue its operation. We believe that we will be successful in selling the foundry by no later than December 31, 2001; however, there can be no assurance that a sale will be consummated within twelve months and at a price in excess of the written down value of the foundry assets.

         Our strategy is to capitalize on the increasing demand for brake parts and the higher gross margins on sales of such brake parts by expanding our brake parts manufacturing and distribution business. We believe that we can implement our expansion strategy by: (i) marketing additional brake categories to existing customers; (ii) providing "maximum value," e.g., lowest cost for highest quality, 97% fill rate and 72 hour order processing; (iii) possibly acquiring other specialty brake distributors; (iv) being a low cost producer of brake parts; (v) increasing our SKU coverage to existing customers; and (vi) building brand recognition through our Ultimate brand brake parts (a premium product line). We may seek additional debt or equity financing to finance this expansion.



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         As part of our strategy to expand our specialty brake parts distribution business and increase our focus on this segment, we have taken the following actions:

         (i) April 1995 - we purchased the brake rotor and drum inventory and customer list of the passenger car division of MHD Automotive, an Illinois-based distributor of brake parts;

         (ii) June 1995 - we acquired the inventory and customer list of North American Rotor, Inc., a distributor of brake drums and rotors;

         (iii) October 1995 - we acquired the assets of Csepel Iron Foundry Works in Budapest, Hungary with a view toward potential future upgrading in order to eventually produce brake rotors for internal requirements;

         (iv) January 1996 - we acquired the remaining 50% of the outstanding stock of UBP Friction, Inc., a Canadian-based specialty manufacturer of brake friction parts, and now own 100% of the outstanding capital stock of that company;

         (v) March 1996 - we acquired the brake parts inventory and customer list of MPW Brake Supply of Cambridge, Massachusetts, an aftermarket brake parts distributor on the East Coast;

         (vi) June 1996 - we acquired the assets and goodwill of North American Friction Inc., a Canadian manufacturer of a brake friction component used in our brake friction manufacturing process;

         (vii) September 1996 - we substantially liquidated our non-brake parts warehouse/distribution division which enabled us to utilize the financial, warehouse and personnel resources previously used by such division in our higher margin brake parts business. We substantially completed the liquidation by December 31, 1996;

         (viii) November 1996 - we acquired all of the assets of the MCI Automotive Division of Excel Industries which was in bankruptcy. We acquired the inventory at values substantially less than then current market values and we have sold substantially all such inventory. We also acquired a substantial number of additional brake rotor patterns and additional equipment to increase our manufacturing capacity;

         (ix) November 1997 - we launched our premium brake category, Ultimate Brake Parts(TM);

         (x) November 1999 - we purchased substantially all the assets of Total Brake Industries, Inc. of Walkerton, Virginia, which will enable us to expand our production of brake pads and brake shoes from both new and used brake cores;

         (xi) December 1999 - we decided to discontinue all operations at our Csepel Iron Foundry Works in order to concentrate on our North American based operations;



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         (xii)    April 2000 - we completed realignment of Canadian friction manufacturing facilities under one roof;

         (xii) June 2000 - we completed the funding of EPX which began e-commerce business; and

         (xiii) March 2001 - we completed the move of our rotor manufacturing facility to Cuba, Missouri from Laredo, Texas.


                                  THE INDUSTRY

         The brake parts segment of the automotive aftermarket is the segment of that industry currently experiencing the most growth. We estimate that United States brake systems aftermarket manufacturers revenues totaled $2.38 billion in 2000. While the overall market is growing at a rate of approximately 2% per year (following the total growth in the number of vehicles), the brake portion of the industry is currently enjoying growth of 4% to 5% per year. This larger growth rate is supported by several factors, including increasing wear and tear on brakes, changes in vehicle design, improved components (e.g., front wheel drive, semi-metallic disc pads and ABS braking systems), increased speed limits and an overall increase in the number of miles driven per year as well as cost benefits to replace brake rotors as opposed to resurfacing.

         The introduction of front wheel drive vehicles in 1980 resulted in changes in vehicle design. The mix of front to rear braking changed over the years from 60% front - 40% rear to as high as 85% front - 15% rear. This equates to much higher heat on the front rotors as they are forced to do much more of the braking, resulting in increased wear on rotors.

         The government has mandated targets for improving fuel economy and imposed sizable taxes for not attaining such targets. Car manufacturers have generally chosen reducing vehicle weight as the short- term method of improving fuel economy. One of the prime targets has been the braking system which has always been over designed and, therefore, overweight. Rotors and calipers were reduced in size to help achieve these new weight targets, which reduces rotor and disc pad life. Lighter weight rotors are less costly than heavier rotors and upon wearing down it is generally more cost effective to discard, rather than refurbish the rotors.

         Increased speed limits have increased braking system usage. Speed limits in several states have been increased from the 55 mph of the mid 1970's to as high as 75 mph in some states. This 36% increase in speed requires almost 300% more braking power to achieve the same stopping distance. In response to these increased demands placed on braking systems, vehicle manufacturers created anti-lock braking systems which electronically monitor the performance of each wheel to assure that is does not lock and skid, thus reducing the braking power of that wheel. This system rapidly activates and releases pressure on a wheel to keep it from locking up and skidding. This rapid action on the brake system tends to increase wear of the brake components.

         Specifications for bringing a vehicle to a complete stop from 60 mph have been reduced from 150 feet to 90 feet. To achieve this result, car manufacturers specify metallic brake pads which have shorter life and which, in turn, shorten the life of the brake rotor.




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         Demands on the braking systems associated with these factors have increased dramatically (300% to 500%) while the basic design of the systems has remained relatively constant. We believe that the brake category of the automotive aftermarket will continue to grow at the 4% to 5% level well into the next decade.


                                    PRODUCTS

         We supply a wide range of brake components to all levels of distribution. Our manufacturing facilities in both the U.S. and Canada produce brake drums and rotors as well as a full range of friction products, primarily disc brake pads and brake shoes. We purchase from unaffiliated vendors those products required to complete our product offering. We are one of four U.S. based aftermarket disc brake rotor and drum manufacturers and the only "value line" supplier with basic manufacturing capability. We believe that our "value line" competitors do not have our breadth or scope of manufacturing capacity, and are, therefore, subject to the competitive disadvantages inherent in dependence upon third party suppliers.

         The development of this basic manufacturing capability has positioned us to compete with the established brand names in the industry by marketing a premium line of brake rotors and friction products under its Ultimate Brake Parts(TM) label. Consolidation in the distribution and manufacturing segments of the brake aftermarket has left customers with fewer and fewer alternatives. We believe that this will offer us substantial opportunities for increasing market penetration in the future. Although some new competitors have been formed recently in the brake drum and rotor segment, this is offset by the demise of a couple of competitors in this product segment. However, Dana and Federal-Mogul, both significantly larger companies, have substantially lowered their pricing primarily in the drum and rotor category to address market pricing from value line competitors.


                           MARKETING AND DISTRIBUTION

Marketing

         We currently market products to all levels of distribution under the name "UBP Universal Brake Parts" as well as under a number of private label programs for large buying groups, national franchise programs and installer chains. The long term strategy, while growing the private label program, is to improve UBP brand recognition in the market place and position our product lines to compete with established branded products. Branded products generally are offered by our competitors at a premium price, thus offering customers who choose UBP products substantial opportunity for improved margin performance. This group of competitors also currently commands approximately 70% of the total brake market, making them a prime competitive target.

         We employ a sales force that directs our independent sales representative network and the other brake marketing activities. Arrangements with our independent sales representatives may be terminated at any time by either party. We also perform telemarketing operations directed at national franchise and chain installers.




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Distribution

         Our 263,000 square foot Alsip, Illinois facility acts as the primary facility for our United States distribution. We also maintain a redistribution warehouse in Southern California. We upgraded our California facility in 1999 to better service our growing West Coast distribution.

         We conduct a wholesale commodities operation from our headquarters in Alsip, Illinois, purchasing certain automotive replacement parts and maintenance items in large volume, at favorable prices, and reselling such products at slightly higher prices. We make larger volume purchases of products on the open market, generally buying from foreign and domestic manufacturers and other warehouse distributors, and resell such products to other warehouse distributors, mass market retailers and jobbers. Our commodity business has experienced annual revenues in excess of $4 million. For the years ended December 31, 1998, 1999 and 2000, net sales from our wholesale commodities operations accounted for approximately 9%, 10% and 7% of our total net sales (excluding the Hungarian foundry), respectively, and 5%, 5% and 4% of our total gross profits (excluding the Hungarian foundry), respectively. In December 1999, we formed a new subsidiary company named eParts eXchange, Inc. ("EPX"). EPS built and operated a business-to-business Internet platform for worldwide buyers and sellers of automotive aftermarket parts focusing on the commodity, surplus, and international trade segments. In June 2000, we completed the funding of EPX through the sale of preferred shares of EPX. In August 2000 the EPX web site was activated. We determined in January 2001, that we were better served by redirecting the efforts of the EPX team primarily to augment the sales and marketing of UBP products. During 2001, we closed the website and remaining employees were permanently reassigned to our distribution business.


                                  MANUFACTURING

         In 2001, we relocated the rotor machining facility from Laredo, Texas to Cuba, Missouri to be able to gain lower costs associated with being closer to our source of supply of raw castings. Through the acquisition of Excel Industries' MCI operation in 1996, we acquired approximately 200 foundry tools, which provided the base to manufacture approximately 210 different part numbers representing approximately 80% of our total volume in the drum and rotor category. We established a relationship with Waupaca Foundry, Inc. ("Waupaca") to supply raw castings as a result of its MCI acquisition. Waupaca is the premier rotor casting vendor in North America.

         We acquired North American Friction in 1996 to provide a basic friction manufacturing capability from a 17,000 square foot facility, located in suburban Toronto, Ontario. Today, as a result of the double digit growth in the sales of friction products since we entered that market segment, North American Friction now occupies an 80,000 square foot facility in suburban Toronto, Ontario. We now offer a full line of a variety of friction grades in both riveted and integrally molded disc brake pads. North American Friction was awarded ISO 9001 certification in July 1999.

         We acquired Total Brake Industries' assets in November 1999 and operate from a leased facility in Walkerton, Virginia. This facility manufacturers pucks for disc brake pads and produces strip lining or the remanufacturing of brake shoes, as well as to manufacture and remanufacture brake shoes.

         Our wholly-owned foundry operation in Budapest, Hungary is capable of producing complex, hand- formed castings primarily for the European market. We are marketing the foundry for sale and will




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discontinue operations at the foundry once a sale is completed or discontinue and liquidate the foundry if a sale is not consummated if the foundry ceases to be largely self-sufficient.


                              ADDITIONAL FINANCING

         We have been negotiating with Wanxiang America Corporation ("Wanxiang America"), which is based in Chicago, Illinois, and is the U.S. home office of Wanxiang Group Companies China ("Wanxiang China"), concerning an investment in us. Wanxiang America is involved in the automotive and industrial markets within the U.S. and is the source for all of Wanxiang China's production in the U.S. We and Wanxiang America entered into a nonbinding letter of intent dated June 23, 2001 (the "Letter of Intent") and we hope to enter into a definitive binding agreement in the near future ("Purchase Agreement"). Under the Letter of Intent, Wanxiang America agreed to invest $2,800,000 in us and we agreed to issue a total of 140,000 shares of Preferred Stock (the "Preferred Shares") of at a price of $20 per Preferred Share. The Preferred Shares are convertible into Shares at the rate of ten Shares for each Preferred Share. This ratio is subject to revision based upon the trading price of the Common Stock on the Nasdaq SmallCap Market as of the date of closing of the purchase based on a formula equal to the purchase price of the Preferred Shares divided by the closing price of the Common Stock on the closing date, subject to a floor of $1.00 closing price, so that the actual conversation ratio will not be set until the closing date. The actual number of Shares issuable could range from 1,400,000 (in the event the Common Stock is trading at or above $2.00 at closing) to a maximum of 2,800,000 shares (based on a $1.00 floor). In addition, under certain circumstances the conversion ratio could result in additional Shares being issued based upon weighted average anti-dilution rights due to issuance of other securities by us at a per share price below that of the Preferred Shares conversion price. We plan to issue the Preferred Shares to Wanxiang America on the later of 20 days following the mailing of August 20, 2001 or the closing date set forth in the Purchase Agreement.

         Our offering of Preferred Shares to Wanxiang America is being made pursuant to a private offering exemption from registration as set forth in Regulation D under the Securities Act of 1933, as amended. The Preferred Shares to be issued to Wanxiang will be restricted as to further transfer or resale unless made in a registered public offering or pursuant to an exemption from registration.

         The final terms of a Purchase Agreement may vary from the Letter of Intent and there can be no assurances in any event that the Purchase Agreement will be executed or that we will close the transaction on this Purchase Agreement. If a Purchase Agreement is consummated, there is a substantial likelihood that the conversion ratio of the Preferred Shares to Shares will result in Wanxiang America's right to own in excess of 20% of our issued and outstanding capital stock. The conversion of Preferred Shares to 1,400,000 Shares (assuming at closing the Common Stock price and on date of conversion is $2.00 per share) would represent 15.72% of the currently outstanding Shares plus the Shares issuable to Wanxiang America, and the conversion of Preferred Shares to 2,800,000 Shares (i.e. based on $1.00 floor for conversion) would represent 27.17% of the currently outstanding Shares plus the Shares issuable to Wanxiang America.



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

                                  RISK FACTORS

THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK AND SHOULD NOT BE PURCHASED BY PERSONS WHO CAN NOT AFFORD THE LOSS OF THEIR TOTAL INVESTMENT. PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY, IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE HEREIN, THE FOLLOWING RISK FACTORS:

EXPANSION; POSSIBLE NEED FOR ADDITIONAL FINANCING

         Our continued growth and financial performance will depend in part on our ability to continue to expand our business through: (i) gaining additional market share for friction brake products; (ii) the purchase of additional manufacturing machinery and brake rotor patterns to increase the number of brake rotor SKUs we manufacture; (iii) the possible acquisition of other brake parts manufacturers or distributors on favorable terms; and (iv) additional sales penetration of current customers. While we regularly evaluate and discuss possible acquisitions, we have not entered into any binding agreement with any potential acquisition candidates, we cannot assure you that we will be successful in locating suitable acquisition candidates or that we will consummate any additional acquisitions in the future. In addition, we can make no assurances that any operations that we acquire will be effectively and profitably integrated into our current operations. Our future results will be affected by our ability to manage our operations and growth effectively and to continue to obtain an adequate supply of quality brake parts on a timely and cost-effective basis to meet the growing demand for our UBP Universal Brake Parts products. We can offer no assurance that any future expansion of our operations or acquisitions will not have an adverse effect on our operating results, particularly during the periods immediately following any such expansion or acquisition. We will be required to seek additional financing to fund our expansion through acquisitions or the upgrade of existing facilities. We have no current commitments or arrangements for additional financing and we can make no assurances that additional financing will be available to us on acceptable terms, or at all. We may also issue Common Stock or other securities in connection with future acquisitions, resulting in additional dilution to our existing stockholders.

NASDAQ AND CHICAGO STOCK EXCHANGE LISTING

         Nasdaq notified us on April 19, 2001, that we were no longer in compliance with the minimum $2,000,000 net tangible assets requirement for the Nasdaq SmallCap Market and that our Common Stock and warrants would be delisted as of the opening of business on July 9, 2001. However, we have requested an appeal of Nasdaq's determination, which appeal will stay the delisting of our Common Stock pending the decision of the Nasdaq Listing Qualification Panel. In addition, the Chicago Stock Exchange notified us on June 8, 2001 that our Common Stock and warrants would be delisted because of, among other things, our insufficient net worth. The Chicago Stock Exchange has agreed to a proposal which we submitted and will not proceed with a delisting hearing pending review of our compliance with the Chicago Stock Exchange's minimum net worth requirement, based upon the net worth which we report in our Form 10-Q for the quarter ended September 30, 2001. The effects of suspension or termination include the trading of our Common Stock on the OTC Bulletin Board or the pink sheets instead of the Nasdaq SmallCap Market or the Chicago Stock Exchange. Suspension or termination may restrict investors' interest in our Common Stock and, materially adversely affect the trading, market and prices for such securities and our ability to issue additional securities or to secure additional financing. In addition, low-priced stocks are subject to the additional risk of additional federal and state regulatory requirements and the potential loss of effective trading markets. In particular, if trading of our Common Stock on the Nasdaq SmallCap Market was to be suspended or



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terminated and the trading price of the Common Stock was less than $5.00 per share, our Common Stock could be subject to Rule 15g-9 under the Securities Exchange Act of 1934, as amended, which, among other things, requires that broker dealers satisfy special sales practice requirements, including making individualized written suitability determinations and receiving purchaser's written consent prior to any transaction. In such case, our Common Stock could also be deemed "penny stock" under the Securities Enforcement and Penny Stock Reform Act of 1990, which would require additional disclosure in connection with trades in our Common Stock, including the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. Such requirements could severely limit the liquidity of our Common Stock and the ability of purchasers to sell their stock in the secondary market.

LEGAL PROCEEDINGS

         During 1995, a lawsuit was filed against us in the United States Bankruptcy Court (the "Court") by a Trustee of the bankruptcy estate of First National Parts Exchange, Inc. with which we had transacted both purchases and sales of certain automotive parts in 1992 and 1993. We recorded a provision of $650,000 in 1997 to reflect an estimated liability for such contingency. In 1998, after a trial was concluded, the Court ruled that the vast majority of the Trustee's claims were invalid. Our liability for the claims held as valid was approximately $499,000, for which we paid approximately $198,000 in 1998. As a result, we recorded benefit for lawsuit settlement of $151,000 (pre-tax) in 1998. After all appeals were exhausted, we paid the remaining $301,000 plus interest in December, 2000.

         In January 2000, a lawsuit was filed against us by the Plan Administrator of the Estate for a bankrupt former customer (APS Holding Corporation) seeking recovery of alleged preferences in excess of $2.2 million. We believe that all payments received by us were in the ordinary course of business and we intend to vigorously contest such allegation. Potential damages, if any, are not covered by insurance. We believe that the ultimate resolution of this matter will not have a material adverse effect on our financial position or results of operations.

BANK FINANCING

         We have incurred significant indebtedness in connection with our operations. As of December 31, 2000, our total consolidated indebtedness was approximately $23 million. A substantial portion of this indebtedness is secured by substantially all of our assets (except the Hungarian foundry assets) and by a pledge of all of our subsidiaries' outstanding capital stock. As a result of such indebtedness, we: (i) are prohibited from paying cash dividends pursuant to certain covenants and restrictions contained in the loan agreements governing such indebtedness; (ii) could be hindered in our efforts to obtain additional financing in the future for working capital, capital expenditures, acquisitions or general corporate or other purposes; and (iii) would be vulnerable to increases in interest rates since substantially all of our borrowings are at floating rates of interest.

         On September 29, 1999, we completed a renewal and restructuring of our credit agreement with LaSalle Bank National Association or its subsidiaries ("LaSalle") for a revolving line of credit of up to $22,000,000, based on eligible accounts receivable and inventory, and a term loan in the amount of $3,779,194. The term loan was reduced by $2,842,873 in October 1999 from the proceeds of the sale of our Chicago facility. The credit agreement was amended in 2000 to increase the revolving line of credit to $26,000,000. In March 2001, we were advised by LaSalle that we were not in compliance with one of our loan covenant ratios and LaSalle has increased our cost of borrowing by 100 basis points. On April 13, 2001, LaSalle informed us that it will waive such violation upon completion of required documentation which will include certain modifications to the credit agreement. Subsequently, we executed an amendment and waiver to the credit agreement whereby modifications were made to certain of the loan covenants, including setting a covenant based on achieving certain levels of earnings before interest, taxes, depreciation and amortization.

         On July 14, 1997, we sold a $4,500,000 subordinated debenture to Finova Mezzanine Capital, Inc. (formerly Tandem Capital, Inc.) ("Finova"), calling for payments of interest at 12.25% per annum through maturity on July 14, 2002. Through December 31, 2000, we issued Finova warrants to purchase 1,350,000 Shares of our Common Stock at exercise prices ranging from $0.83 to $1.53, based on 80% of the average closing bid price of our Common Stock for the 20 days preceding the warrant issue date. Finova also will receive warrants to purchase an additional 225,000 Shares of Common Stock on August 14, 2001; except, however, if we prepay the debenture before the next scheduled warrant issue date, then we will not issue the remaining warrant. The warrants are exercisable at any time through the sixth anniversary of the debenture issue date. During 2000, Finova elected to exercise one of its warrants to purchase 450,000 Shares of our Common Stock at an exercise price of $0.83 per share. In September, 2000, Finova elected to use a "cashless" exercise provision whereby Finova received a net of 279,260 Shares of Common Stock after surrendering 170,740 shares which had a fair market value equal to the aggregate exercise price. Therefore, we received no cash proceeds from this transaction when the shares were issued. We will seek to either extend or refinance our Finova debt once it becomes due in 2002. Finova sought bankruptcy protection in early 2001 and most likely will be acquired by its primary creditors.

DEPENDENCE UPON KEY PERSONNEL

         Our continued success will depend to a significant degree upon the efforts and abilities of our senior management, in particular, Arvin Scott, our President and Chief Executive Officer, and Yehuda Tzur, our Chairman of the Board, respectively. The loss of the services of Mr. Scott or Mr. Tzur could have a material adverse effect on us. We have employment agreements with each of these individuals. We maintain, and intend to continue to maintain, key man term life insurance policies covering the life of each of Mr. Scott or Mr. Tzur in the amount of $6,000,000 and $1,000,000, respectively, the proceeds of which would be payable to us.

INSURANCE

         Although we currently have general liability insurance for all our operations, prior to September 1994 we did not have general or products liability insurance for our brake rotor manufacturing operations. We would be adversely affected if we should incur liability for a general or products liability claim relating to an incident which occurred prior to the time that we obtained general and products liability coverage for our manufacturing operations. To date, no such claim has been asserted against us. In addition, we would be adversely affected by the incurrence of liability which is not covered by insurance or is in excess of policy limits.

NO DIVIDENDS

         We do not currently intend to declare or pay any cash dividends on our Common Stock in the foreseeable future and anticipate that earnings, if any, will be used to finance the development and expansion of our business. Moreover, our bank lines of credit prohibit the declaration and payment of cash dividends. Prospective investors should not expect us to pay dividends on our Common Stock until such time, if any, that we are able, if at all, to obtain a release of the prohibition on the payments of dividends imposed by the terms of our credit facilities. Any payment of future dividends and the amounts thereof will be dependent upon our earnings, financial requirements and other factors deemed relevant by our Board of Directors, including our contractual obligations.


                     SHARES TO BE ISSUED IN CONNECTION WITH
                            THE EXERCISE OF WARRANTS

         In connection with our agreement with Automotive Associates International ("AAI") dated August 8, 2000, wherein AAI agreed to provide us with certain consulting services, we agreed to issue Warrants (the "AAI Warrants") to AAI to purchase a total of 50,000 Shares. We issued AAI Warrants to purchase 50,000 Shares at $2.326 per Share. Subsequent to their issuance, AAI assigned all of these warrants to certain persons associated with AAI. The AAI Warrants are exercisable for a period of 36 months from their issuance.

         In connection with our agreements with Josephthal & Co., Inc. ("Josephthal") dated April 22, 1998 and July 22, 1998, wherein Josephthal agreed to provide us with certain investment banking services, we agreed to issue two separate sets of warrants (the "Josephthal Warrants"), each of which provided for the purchase of 25,000 Shares at $1.375 per Share. Subsequent to their issuance, Josephthal assigned 12,500 of each of the two separate Josephthal Warrants to Robert W. Wien. Each of the Josephthal Warrants are exercisable for a period of 60 months from their issuance.

         The Warrants possess anti-dilution provisions for stock dividends, splits, mergers, sale of substantially all of our assets, sale of our stock at below the then current exercise price of the Warrants and for other events (other than employee benefit and stock option plans for our employees and advisors and other than for all existing warrants or stock options). We issued the Warrants in transactions exempt from the registration requirements of the Securities Act of 1933, as amended, as a private offering. As a result, none of the Warrants are freely transferable and there is no market for the Warrants.

         The holder of a Warrant may exercise his or its purchase rights, in whole or in part, at any time, or from time to time, prior to the Warrant expiration date. To make such exercise, the holder must notify us, in writing, at our offices of his or its intention to exercise the Warrants and the number of Shares to be purchased. The holder should also submit payment for the purchase price of the Shares in the form of cash, certified or cashier's check or wire transfer, except that the Josephthal Warrants provide for a "cashless" exercise. If the holder does not exercise all of the Warrants, the holder will receive new Warrants equal to the difference between the number of Shares subject to the original Warrants and the number of Shares purchased pursuant to the Warrant exercise.

                                 USE OF PROCEEDS

         If all Warrants are exercised, we will receive proceeds of up to $185,050, less expenses of this offering, which we estimate to be approximately $13,000. We will not receive any of the proceeds of any of the Shares sold by the Selling Shareholders. We will add these proceeds to funds that we generate from other sources, including operating cash flow, and use the proceeds for general business purposes. Pending use of the net proceeds as described above, we intend to invest the net proceeds in high grade, short-term interest bearing investments.

                              SELLING SHAREHOLDERS

         The Selling Shareholders may offer 406,842 Shares pursuant to this Prospectus. The Company will not receive any of the proceeds from the sale of the Shares by the Selling Shareholders. The following table sets forth certain information with respect to the Selling Shareholders and the Shares which they either presently own or will own after exercise of the Warrants.


                                                                                         Shares to be
                                            Shares Beneficially                          Beneficially
                                                Owned Prior               Shares         Owned After
                                                to Offering           Being Offered      Offering (3)
                                               -------------          -------------    ----------------
Selling Shareholders                        Number        Percent                      Number   Percent
--------------------                        ------        -------                      ------   -------
MJB Enterprises, Inc.                       20,000           *            20,000          0        0%
Total Brake Industries (USA) Ltd.           51,546           *            51,546          0        0%
Jing-Jiang Dong(1)                          73,530           *            73,530          0        0%
Saw-Kian Choo(2)                            161,766        1.18%         161,766          0        0%
Josephthal & Co., Inc.                      25,000           *            25,000          0        0%
Robert W. Wein                              25,000           *            25,000          0        0%
VI Partners I, L.L.C.                       25,000           *            25,000          0        0%
Robert H. Bullis                             5,000           *             5,000          0        0%
John J. Schramm                             10,000           *            10,000          0        0%
Edward F. Romano                            10,000           *            10,000          0        0%

         -------------

*        Less than one percent

(1)      TLC International Inc. assigned all 73,530 shares to Jing-Jiang Dong.
(2) Xianghe Zichen Casting Co., Ltd. assigned all 73,530 shares and Beijing Xinchangyuan Automotive Fittings Co. Ltd. assigned all 88,236 to Siaw-Kian Choo.
(3)      Assumes the sale of all Shares offered by this Prospectus.

         Under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the regulations thereunder, any person engaged in a distribution of the Shares offered by this Prospectus may not simultaneously engage in market-making activities with respect to the Shares during the applicable "cooling off" period prior to the commencement of such distribution. In addition, and without limiting the foregoing, the Selling Shareholders will be subject to applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M under the Securities Act, in connection with transactions in the shares, which provisions may limit the timing of purchases and sales of Shares.

                              PLAN OF DISTRIBUTION

         This Prospectus, as appropriately amended or supplemented, may be used from time to time by the Selling Shareholders, or their transferees, to offer and sell the Shares in transactions in which the Selling Shareholders and any broker-dealer through whom any of the Shares are sold may be deemed to be underwriters within the meaning of the Securities Act. We will not receive any of the proceeds from any such sales. There presently are no arrangements or understandings, formal or informal, pertaining to the distribution of the Shares.

         We anticipate that resales of the Shares by the Selling Shareholders will be effected from time to time on the open market in ordinary brokerage transactions in the Nasdaq SmallCap Market ("Nasdaq Small Cap") or the Chicago Stock Exchange ("CSE"), on which the Shares are included for quotation, in the over- the-counter market, or in private transactions. The Shares will be offered for sale at market prices prevailing at the time of sale or at negotiated prices and on terms to be determined when the agreement to sell is made or at the time of sale, as the case may be. The Shares may be offered directly by the Selling Shareholders or through brokers or dealers. A member firm of the National Association of Securities Dealers, Inc. ("NASD") may be engaged to act as the Selling Shareholders' agent in the sale of the Shares by the Selling Shareholders and/or may acquire Shares as principal. Member firms participating in such transactions as agent may receive commissions from the Selling Shareholders (and, if they act as agent for the purchaser of such Shares, from such purchaser), such commissions computed, in appropriate cases, in accordance with the applicable rates of the NASD, which commissions may be negotiated rates where permissible. Sales of the Shares by the member firm may be made on the Nasdaq SmallCap or the CSE from time to time at prices related to prices then prevailing.

         Participating broker-dealers may agree with the Selling Shareholders to sell the specified number of shares at a stipulated price per share and, to the extent such broker dealer is unable to do so acting as agent for the Selling Shareholders, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer's commitment to the Selling Shareholders. Broker-dealers who acquire Shares as principal may thereafter resell such Shares from time to time in transactions on the Nasdaq SmallCap Market or the CSE, in negotiated transactions, or otherwise, at market prices prevailing at the time of sale or at negotiated prices.

         Upon the Selling Shareholders notifying us that a particular offer to sell the Shares is made and a material arrangement has been entered into with a broker-dealer for the sale of Shares, a supplement to this Prospectus will be delivered together with this Prospectus and filed pursuant to Rule 424(b) under the Securities Act setting forth with respect to such offer or trade the terms of the offer or trade, including: (i) the number of Shares involved; (ii) the price at which the Shares were sold; (iii) any participating brokers, dealers, agents or member firm involved; (iv) any discounts, commissions and other items paid as compensation from, and the resulting net proceeds to, the Selling Shareholders; and (v) other facts material to the transaction.

         Shares may be sold directly by the Selling Shareholders or through agents designated by the Selling Shareholders from time to time. Unless otherwise indicated in the supplement to this Prospectus, any such agent will be acting on a best efforts basis for the period of its appointment.

         The Selling Shareholders and any brokers, dealers, agents, member firm or others that participate with the Selling Shareholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions or fees received by such persons and any profit on the resale of the Shares purchased by such person may be deemed to be underwriting commissions or discounts under the Securities Act.

         The Selling Shareholders will be subject to the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M under the Securities Act, which provisions may limit the timing of purchases and sales of any of the Shares by the Selling Shareholders. All of the foregoing may affect the marketability of the Shares.

         We will pay substantially all the expenses incident to this offering of the Shares by the Selling Shareholders to the public other than brokerage fees, commissions and discounts of underwriters, dealers or agents.

         In order to comply with certain states' securities laws, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless the Shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and us or the Selling Shareholders comply with the applicable requirements.

                      DESCRIPTION OF SECURITIES REGISTERED

         We are authorized to issue 15,000,000 shares of Common Stock, $.01 par value per share, and 1,000,000 shares of Preferred Stock, $.01 par value per share. As of the date of this Prospectus, we have issued 7,506,717 shares of Common Stock and no shares of Preferred Stock.

         The following description of our capital stock is a summary and is qualified in its entirety by the provisions of our Amended and Restated Certificate of Incorporation and Bylaws, copies of which were included as exhibits to the Registration Statement filed in connection with our initial public offering.

COMMON STOCK

         Holders of our Common Stock are entitled to one vote on each matter submitted to a vote at a meeting of stockholders. Our Common Stock does not have cumulative voting rights, which mean that the holders of a majority of voting shares voting for the election of directors could elect all of the members of the Board of Directors. The Common Stock has no preemptive rights and no redemption or conversion privileges. Subject to any preferences of any outstanding Preferred Stock, the holders of the outstanding shares of Common Stock are entitled to receive dividends out of assets legally available at such times and in such amounts as the Board of Directors may, from time to time, determine, and upon liquidation and dissolution are entitled to receive all assets available for distribution to the stockholders. A majority vote of shares represented at a meeting at which a quorum is present is sufficient for all actions that require the vote of stockholders. All of the outstanding shares of Common Stock are, and any shares that we issue on exercise of the Warrants will be, when issued and paid for, fully-paid and nonassessable.

                        LIMITATION OF DIRECTOR LIABILITY

COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

         Our Certificate of Incorporation includes a provision which eliminates our personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty of care (provided that such provision does not eliminate liability for breaches of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations of Section 174 of the Delaware General Corporation Law, or for any transactions form which the director derived an improper personal benefit). This provision does not limit or eliminate our right or the right of any of our stockholders to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. Our Certificate of Incorporation also provides that we shall indemnify our directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary. We believe that these provisions are necessary to attract and retain qualified persons as directors and officers.

                                  LEGAL MATTERS

         The validity of the issuance of the shares of Common Stock offered hereby has been passed on for us by Shefsky & Froelich Ltd., Chicago, Illinois.

                                     EXPERTS

         Our financial statements as of and for the years ended December 31, 2000, 1999 and 1998 have been audited by Altschuler, Melvoin and Glasser LLP, independent auditors, as stated in their report with respect thereto and are incorporated by reference herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                              AVAILABLE INFORMATION

         We filed with the Securities and Exchange Commission a Registration Statement (of which this Prospectus is a part) on Form S-3 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Securities and Exchange Commission. The Registration Statement and any amendments thereto, including exhibits filed as a part thereof, are available for inspection and copying as set forth below.

         We are subject to the informational requirements of the Exchange Act and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission. These reports, proxy statements and other information are available for inspection at the public reference facilities of the Securities and Exchange Commission, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, New York Regional Office, Public Reference Room, Seven World Trade Center, 13th Floor, New York, New York 10048, and Midwest Regional Office, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. You can request copies of this material from the Public Reference Section of the Commission at 450

Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Our Common Stock and warrants are included for quotation on the Nasdaq SmallCap Market and listed on the Chicago Stock Exchange and you may also inspect reports, proxy statements and other information concerning us at the office of the Nasdaq SmallCap Market, 1735 K Street, N.W., Washington, D.C. 20006 and the Chicago Stock Exchange, Inc., 440 South LaSalle Street, Chicago, Illinois 60605.

         We will provide without charge to each person to whom a Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein, other than exhibits to such documents. Please address your requests to Jerome Hiss, Universal Automotive Industries, Inc., 11859 South Central Avenue, Alsip, Illinois 60803 (telephone number (708) 293-4050).

================================================================================

WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN
AUTHORIZED BY US. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUM STANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN OUR AFFAIRS OR THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                ----------------

                                TABLE OF CONTENTS
                                                                         PAGE
                                                                         ----

DOCUMENTS INCORPORATED
   BY REFERENCE............................................................2
THE COMPANY................................................................3
THE INDUSTRY...............................................................6
PRODUCTS...................................................................6
MARKETING AND DISTRIBUTION.................................................7
MANUFACTURING..............................................................8
RISK FACTORS...............................................................9
SHARES TO BE ISSUED IN CONNECTION
   WITH THE EXERCISE OF WARRANTS..........................................12
USE OF PROCEEDS...........................................................13
SELLING SHAREHOLDERS......................................................13
PLAN OF DISTRIBUTION......................................................14
DESCRIPTION OF SECURITIES
   REGISTERED.............................................................15
LIMITATION OF DIRECTOR LIABILITY..........................................16
LEGAL MATTERS.............................................................16
EXPERTS...................................................................16
AVAILABLE INFORMATION.....................................................16

================================================================================

================================================================================





                         406,842 SHARES OF COMMON STOCK








                              UNIVERSAL AUTOMOTIVE
                                INDUSTRIES, INC.







                                  -------------

                                   PROSPECTUS

                                  -------------


                                August 27, 2001









================================================================================